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ASE Inc.                                                                    June 12, 2001
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FOR IMMEDIATE RELEASE

Contact:
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ASE, Inc.                                 Thomson Financial/Carson
Joseph Tung, CFO                          Judith Walls                 Daniel Loh
Freddie Liu, Assistant Vice President     Director                     Associate Director
Tel: + 886-2-8780-5489                    + 65 879 9882                + 1-212-701-1998
Fax: + 886-2-2757-6121                    judith.walls@tfn.com.sg      dan.loh@tfn.com
Investor_relations@asek.asetwn.com.tw
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                ADVANCED SEMICONDUCTOR ENGINEERING, INC. REVISES
                                  2Q01 OUTLOOK

Taipei, Taiwan, R.O.C., June 12, 2001 - Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX), ("ASE", or the "Company"), today announced a revision in its outlook for 2Q01 due to weaker than expected April and May consolidated revenues.

As a result of this volume decline in the first two months of 2Q01 across all end market segments, the Company expects consolidated revenues for the second quarter to fall 20-25% from the first quarter. The Company also expects its gross margin to be slightly better than 10% and its operating margin to be in the negative low single digit percentage range.

Given the uncertain industry conditions, visibility into the rest of the year remains limited. However, judging from historical seasonality patterns and moderating downward revisions of customer forecasts, the Company remains cautiously optimistic on its prospects in the second half of the year. Consequently, the Company believes that its revenues may start to grow sequentially going into 3Q01 leading to improved profit margins.


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About ASE Inc.

ASE Inc. is one of the world's largest independent providers of semiconductor packaging services and, together with its subsidiary ASE Test Limited (Nasdaq:ASTSF), one of the world's largest independent providers of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. The Company's international customer base of more than 200 blue-chip customers includes such leading names as Advanced Micro Devices, Inc., Altera Corporation, Cirrus Logic International Ltd., Conexant Systems, Inc., LSI Logic Corporation, and Qualcomm Incorporated. With advanced process technology capabilities and a global presence spanning Taiwan, Korea, Hong Kong, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website, http://www.aseglobal.com


Safe Harbor Notice

This press release contains " forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 including statements regarding our future revenues, earnings, and other results of operations. Our actual results may differ materially from the results discussed in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor assembly and testing services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other reasons. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. These forward-looking statements are based on our own information and on information from other sources we believe to be reliable. Our actual results may be materially less favorable than those expressed or implied by these forward-looking statements as a result of the reasons noted above and other risks and factors which could depress the market price of our shares. For a discussion of such other risks and factors, please read the discussion of these risks in the documents we filed from time to time with Securities and Exchange Commission, including our Prospectus on Form F1 and F4 filed September 27, 2000 and our Current Reports on Form 6-K filed June 11, May 9, April 26 and February 26, 2001 and December 27 and October 30, 2000.